JET METAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2016

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Jet Metal Corp.

We have audited the accompanying consolidated financial statements of Jet Metal Corp., which comprise the consolidated statements of financial position as of April 30, 2016 and April 30, 2015, and the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years ended April 30, 2016, April 30, 2015, and April 30, 2014 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Jet Metal Corp. as at April 30, 2016 and April 30, 2015 and its financial performance and its cash flows for the years ended April 30, 2016, April 30, 2015 and April 30, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

August 25, 2016

1200 - 609 Granville Street, P.O. 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947  Davidson-co.com

JET METAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(Expressed in Canadian Dollars)

	APRIL 30, 2016	APRIL 30, 2015

ASSETS

Current assets
Cash and cash equivalents	$1,651,472	$2,350,202
Loan receivable (Note 11)	117,513	-
Other receivables	24,263	26,070
Prepaid expenses	41,893	32,258
	1,835,141	2,408,530

Available-for-sale investment (Note 5)	200,000	200,000

Deposit (Note 10)	100,000	100,000

Exploration and evaluation assets (Note 7)	-	2,509,791

Property and equipment (Note 6)	-	75,588

Reclamation bonds (Note 7)	10,416	31,267

	$2,145,557	$5,325,176

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$199,687	$203,055
Due to related parties (Note 10)	255,244	106,076
	454,931	309,131

Due to related party (Note 10)	-	206,810

Future reclamation provisions (Note 8)	20,807	20,807
	475,738	536,748
Equity
Capital stock (Note 9)	90,663,999	90,663,999
Reserves	21,475,351	21,475,351
Deficit	(110,469,531)	(107,350,922)
	1,669,819	4,788,428

	$2,145,557	$5,325,176

Nature of operations and going concern (Note 1)
Subsequent events (Note 17)

Approved on August 25, 2016 on behalf of the Board of Directors:

"Ken Brophy"	Director	"Stewart Wallis"	Director
Ken Brophy		Stewart Wallis

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2016	2015	2014

OPERATING ITEMS
Business development	$89,641	$-	$-
Consulting	698	3,415	142,533
Depreciation (Note 6)	5,013	18,428	22,754
Exploration and evaluation (Note 7)	50,857	21,481	34,225
Finance income	(21,373)	(17,599)	(314)
Foreign exchange loss (gain)	(125)	4,059	(1,097)
Impairment of exploration and evaluation assets (Note 7)	2,509,791	-	3,160,618
Interest (Note 8)	-	1,540	1,427
Investor relations	3,642	15,058	11,122
Office and administration	114,312	151,403	161,251
Professional fees	33,656	18,838	31,764
Share-based payment expense (recovery) (Note 9)	-	-	(45,250)
Transfer agent and filing fees	80,827	110,088	124,896
Wages and salaries	194,134	213,310	252,999
	(3,061,073)	(540,021)	(3,896,928)

Gain (loss) on sale of property and equipment (Note 6)	(33,773)	600	-
Gain on forgiveness and settlement of related party debt (Notes 9, 10 and 12)	-	184,141	-
Impairment of property and equipment (Note 6)	(1,802)	-	-
Impairment of reclamation bonds (Note 7)	(21,961)	-	(41,852)
Loss on marketable securities (Note 4)	-	(2,449)	(28,503)
Net loss and comprehensive loss for the year	$(3,118,609)	$(357,729)	$(3,967,283)

Basic and diluted loss per common share	$(0.11)	$(0.02)	$(0.60)

Weighted average number of common shares outstanding	28,218,451	19,659,075	6,578,035

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(3,118,609)	$(357,729)	$(3,967,283)
Items not affecting cash:
Changes in future reclamation estimates	-	-	(2,053)
Depreciation	5,013	18,428	22,754
Finance income	(1,113)	-	-
Forgiveness and settlement of related party debt	-	(184,141)	-
Impairment of exploration and evaluation assets	2,509,791	-	3,160,618
Impairment of property and equipment	1,802	-	-
Impairment of reclamation bonds	21,961	-	41,852
Interest	-	1,540	1,427
Loss on marketable securities	-	2,449	28,503
Loss (gain) on sale of property and equipment	33,773	(600)	-
Share-based payment expense (recovery)	-	-	(45,250)
Unrealized gain on foreign exchange	(1,110)	(2,998)	(5,669)
Non-cash working capital item changes:
Other receivables	1,807	(21,909)	16,669
Prepaid expenses	(9,635)	2,212	49,498
Payables and accrued liabilities	(3,368)	(53,146)	(68,697)
Due to related parties	(57,642)	190,604	264,915
Net cash used in operating activities	(617,330)	(405,290)	(502,716)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale investment	-	(200,000)	-
Acquisition of property and equipment	-	(3,000)	-
Loan receivable	(116,400)	-	-
Proceeds from sale of marketable securities	-	52,710	2,075
Proceeds from sale of property and equipment	35,000	600	-
Reclamation costs incurred	-	-	(17,268)
Net cash used in investing activities	(81,400)	(149,690)	(15,193)

CASH FLOWS FROM FINANCING ACTIVITIES
Deposit	-	(100,000)	-
Proceeds from private placement	-	3,000,000	-
Repayment of related party term loan	-	(39,253)	-
Share issue costs	-	(34,106)	-
Net cash provided by financing activities	-	2,826,641	-

Net change in cash and cash equivalents during the year	(698,730)	2,271,661	(517,909)

Cash and cash equivalents, beginning of the year	2,350,202	78,541	596,450
Cash and cash equivalents, end of the year	$1,651,472	$2,350,202	$78,541
Cash and cash equivalents
Cash	$128,472	$127,202	$55,541
Liquid short term investments	1,523,000	2,223,000	23,000
	$1,651,472	$2,350,202	$78,541
Cash (paid) received for
Interest	$29,121	$991	$-
Taxes	$-	$-	$-

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
 (Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total

Balance, April 30, 2013	6,578,218	$87,411,032	$21,520,601	$(103,025,910)	$5,905,723
Common shares cancelled due to fractional rounding	(183)	-	-	-	-
Share based payment expense (recovery)	-	-	(45,250)	-	(45,250)
Loss for the year	-	-	-	(3,967,283)	(3,967,283)

Balance, April 30, 2014	6,578,035	87,411,032	21,475,351	(106,993,193)	1,893,190
Private placement	20,000,000	3,000,000	-	-	3,000,000
Share issue costs – cash	-	(34,106)	-	-	(34,106)
Common shares issued for debt	1,640,416	287,073	-	-	287,073
Loss for the year	-	-	-	(357,729)	(357,729)

Balance, April 30, 2015	28,218,451	90,663,999	21,475,351	(107,350,922)	4,788,428
Loss for the year	-	-	-	(3,118,609)	(3,118,609)

Balance, April 30, 2016	28,218,451	$90,663,999	$21,475,351	$(110,469,531)	$1,669,819

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

 1.   NATURE OF OPERATIONS AND GOING CONCERN
Jet Metal Corp. (the "Company" or "Jet Metal") is an exploration stage company whose common shares trade on the TSX Venture Exchange (the "Exchange").  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  There has been no determination whether properties held contain mineral reserves which are economically recoverable.

During the year ended April 30, 2016, the Company entered into a definitive agreement with respect to an amalgamation and change of business to the airline industry (Note 11).  The proposed transaction is subject to conditions customary for a transaction of this nature.

The Company is incorporated under the laws of British Columbia. All of the Company's resource properties are currently located in North America. The address of the Company's registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

These consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company's ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at April 30, 2016, the Company had working capital of $1,380,210 (April 30, 2015 – $2,099,399) and a deficit of $110,469,531 (April 30, 2015 – $107,350,922).  Management has assessed that this working capital is sufficient for the Company to maintain its operations and activities for the upcoming fiscal year.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

2.   BASIS OF PRESENTATION

a)	Significant accounting judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the consolidated financial statements, and expenses for the years reported.

Critical Judgements

The preparation of these consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)	Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting years. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting these consolidated financial statements include:

Share-based Payments

 Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets and Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration and Evaluation Assets

 The Company has not yet determined whether its exploration and evaluation assets contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Property and Equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)	Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty (continued)

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on the selection of a suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

b)   Approval of the consolidated financial statements

The consolidated financial statements of the Company for the year ended April 30, 2016 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 25, 2016.

c)   Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss, and available-for-sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d)   Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

e)   Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp. ("Target"), Crosshair Energy USA, Inc. ("Crosshair USA"), Gemini Metals Corp. ("Gemini") as well as The Bootheel Project LLC ("BHP LLC") in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

e)   Basis of consolidation (continued)

Details of the Company's subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100% ownership by the Company	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100% ownership by Target	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81% ownership by Crosshair USA	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100% ownership by the Company	Inactive subsidiary

3.   SIGNIFICANT ACCOUNTING POLICIES
Cash and Cash Equivalents

Cash and cash equivalents include cash, demand deposits and highly liquid interest bearing investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Financial Instruments

All financial instruments are initially recognized at fair value on the statement of financial position. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss ("FVTPL"), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.  If fair value is not reliably measurable, available-for-sale financial assets are measured at cost.

Financial assets "held-to-maturity", "loans and receivables", and "other financial liabilities" are subsequently measured at amortized cost using the effective interest method. The Company's financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Loan receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Available-for-sale investment	Available-for-sale	Cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company determines the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

3.   SIGNIFICANT ACCOUNTING POLICIES (continued)
Financial Instruments (continued)

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents and marketable securities have been measured at fair value using Level 1 inputs.

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire exploration and evaluation assets are capitalized as incurred. Costs related to the exploration and evaluation of exploration and evaluation assets are expensed as incurred. The Company considers mineral rights to be assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each exploration and evaluation asset to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation asset or shown as an expense recovery depending on the nature of the activity generating the refund. If payments received exceed the capitalized cost of the exploration and evaluation asset, the excess is recognized as income in the year received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future Reclamation Provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of reclamation of mineral interests (exploration and evaluation assets). The net present value of future rehabilitation cost estimates is capitalized to the related assets along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit or loss for the period.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

3.   SIGNIFICANT ACCOUNTING POLICIES (continued)
Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to amortize the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Exploration equipment	20%
Storage containers	10%

Impairment

At each financial position reporting date the carrying amounts of the Company's long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium, if any, paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is initially recorded to other liability and then included in income at the same time the qualifying expenditures are made.

Loss Per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company's common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based payment expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes Option-Pricing Model. The fair value of the options is recognized over the vesting period of the options granted as both share-based payment expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

Income Taxes

Income tax on profit or loss for the year comprises current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at April 30, 2016.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

4.   MARKETABLE SECURITIES

	Canadian Zinc Corp. (TSE: CZN)	Ausroc Metals Ltd. (ASX: ARK)	Expedition Mining Inc. (CVE: EXU)	Total

Cost

Balance at April 30, 2014	$2,458,336	$97,024	$1,000,000	$3,555,360
Disposals	(2,458,336)	-	(1,000,000)	(3,458,336)
Balance at April 30, 2015 and 2016	-	97,024	-	97,024

Adjustments to Fair Value

Balance at April 30, 2014	(2,436,510)	(97,024)	(966,667)	(3,500,201)
Adjustment for the year	2,436,510	-	966,667	3,403,177
Balance at April 30, 2015 and 2016	-	(97,024)	-	(97,024)

Fair Value

At April 30, 2015	$-	$-	$-	$-
At April 30, 2016	$-	$-	$-	$-

During the year ended April 30, 2015, the Company sold 54,565 common shares of Canadian Zinc Corporation and 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $21,543 and $31,167, respectively.

5.   AVAILABLE-FOR-SALE INVESTMENT

On February 27, 2015, the Company purchased 1,000,000 common shares of Voleo, Inc. ("Voleo") at a price of $0.20 per common share for an aggregate purchase price of $200,000.  Voleo is developing mobile applications and software platforms to meet the investment expectations of millennial investors.  It has built a functional prototype and designed a consumer version which is in development.

The President and Chief Executive Officer of the Company is also a director of Voleo.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

6.   PROPERTY AND EQUIPMENT

	Exploration Equipment	Storage Containers	Total

Cost

Balance at April 30, 2014	$298,586	$-	$298,586
Additions	-	3,000	3,000
Balance at April 30, 2015	298,586	3,000	301,586
Disposals	(289,086)	(3,000)	(292,086)
Impairment	(9,500)	-	(9,500)
Balance at April 30, 2016	-	-	-

Accumulated Depreciation

Balance at April 30, 2014	207,570	-	207,570
Depreciation	18,203	225	18,428
Balance at April 30, 2015	225,773	225	225,998
Depreciation	4,920	93	5,013
Disposals	(222,995)	(318)	(223,313)
Impairment	(7,698)	-	(7,698)
Balance at April 30, 2016	-	-	-

Net Book Value

At April 30, 2015	$72,813	$2,775	$75,588
At April 30, 2016	$-	$-	$-

During the year ended April 30, 2016, the Company sold exploration equipment and storage containers located in Newfoundland and Labrador with net book values of $66,091 and $2,682, respectively, for proceeds of $35,000, resulting in a loss on disposal of $33,773.

During the year ended April 30, 2016, the Company recorded an impairment of property and equipment in relation to obsolete exploration equipment with a net book value of $1,802 and recoverable amount of $Nil, resulting in an impairment loss of $1,802.  The exploration equipment was previously used in the Company's operations in the United States.

During the year ended April 30, 2015, the Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS

Exploration and Evaluation Assets

The following table illustrates acquisition costs:

Central Mineral Belt ("CMB")
Silver Spruce

Balance at April 30, 2014 and 2015	$2,509,791
Impairment	(2,509,791)
Balance at April 30, 2016	$-

Exploration and Evaluation Expenditures

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2016:

	Bootheel Project	CMB Silver Spruce	Total

Administration	$30,033	$17,950	$47,983
Reporting	9,980	-	9,980
Recovery – JV Partner	(7,106)	-	(7,106)
	$32,907	$17,950	$50,857

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2015:

Bootheel Project

Administration	$27,367
Reporting	1,925
Recovery – JV Partner	(7,811)
$21,481

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2014:

	CMB Moran Lake	Bootheel Project	Other	Total

Administration (recovery)	$560	$34,673	$(16)	$35,217
Reclamation costs	-	10,921	-	10,921
Recovery – JV Partner	-	(11,913)	-	(11,913)
	$560	$33,681	$(16)	$34,225

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt ("CMB")

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty ("NSR") and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement to discharge the Company from any further obligations with respect to the Moran Lake Property.  As a result, the Company recorded an impairment of $2,484,868 to operations during the year ended April 30, 2014.

The Company has recorded a provision for future reclamation costs in relation to the Moran Lake Property (Note 8).

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

During the year ended April 30, 2014, the Company abandoned these properties and recorded an impairment of $675,750 to operations in relation to the Otter and Portage Lake Properties.

Silver Spruce Property Amalgamation

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formerly known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.

On the basis that the Company has no immediate plans to advance the Silver Spruce Property, the Company recorded an impairment loss in the amount of $2,509,791 during the year ended April 30, 2016.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel Property in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. ("URE"), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned an 81% interest in BHP LLC, representing an 81% interest in the underlying Bootheel Property.

 Reclamation Bonds

As at April 30, 2016, the balance of reclamation bonds consists of a bond in the amount of US$8,300 (April 30, 2015 – US$25,800) related to the Bootheel Property and registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

During the year ended April 30, 2016, the Company recorded an impairment loss of reclamation bonds in the amount of $21,961 (April 30, 2015 - $Nil; April 30, 2014 - $41,852) due to collectability concerns.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

8.   FUTURE RECLAMATION PROVISIONS

	April 30, 2016	April 30, 2015

Beginning balance	$20,807	$19,267
Interest	-	1,540
Ending balance	$20,807	$20,807

As of April 30, 2015 and 2016, the balance of future reclamation provisions relates to the Moran Lake Property which the Company abandoned during the year ended April 30, 2014 (Note 7).  Although the Company no longer has title to the Moran Lake Property, it anticipates incurring cleanup costs in the future.  The timing of the cleanup costs is uncertain.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2% and discounted at 8% to April 30, 2015.
9.  CAPITAL STOCK AND RESERVES

Authorized
Unlimited number of common shares without par value

 Common share and share purchase warrant issuances
There were no common share or share purchase warrant issuances during the year ended April 30, 2016.

The Company issued the following common shares and share purchase warrants during the year ended April 30, 2015:

On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875 (Notes 10 and 12).  This resulted in a loss on settlement of debt in the amount of $15,313.

On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West Management Corp. totaling $154,187 (Notes 10 and 12).  This resulted in a loss on settlement of debt in the amount of $25,698.

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25.  The Company paid cash commission to certain arm's length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.

There were no common share or share purchase warrant issuances during the year ended April 30, 2014.
During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held. All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

9.  CAPITAL STOCK AND RESERVES (continued)

 Share purchase warrants
The following is a summary of share purchase warrant activities during the years ended April 30, 2014, 2015 and 2016:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2013	917,246	$6.79
Expired	(917,246)	$6.79
Outstanding, April 30, 2014	-	-
Issued	20,000,000	$0.25
Outstanding, April 30, 2015 and 2016	20,000,000	$0.25

As at April 30, 2016, the Company had the following share purchase warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date

20,000,000	$0.25	3.39	September 16, 2019

Stock options

The Company's Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued common shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during the years ended April 30, 2014, 2015 and 2016:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2013	599,963	$10.43
Forfeited	(187,250)	$6.75
Expired	(70,500)	$12.55
Outstanding, April 30, 2014	342,213	$12.01
Forfeited	(232,750)	$12.70
Expired	(83,463)	$10.10
Outstanding, April 30, 2015	26,000	$11.95
Forfeited	(6,000)	$3.80
Expired	(20,000)	$14.40
Outstanding, April 30, 2016	-	-

Share-based payment expense (recovery)

The Company recognizes share-based payment expense for all stock options granted using the fair value based method of accounting.  The Company recorded $Nil share-based payment expense for the years ended April 30, 2015 and 2016.  During the year ended April 30, 2014, the Company recorded a recovery of share-based payment expense in the amount of $45,250.

No stock options were granted during the years ended April 30, 2014, 2015 or 2016.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

 10.  RELATED PARTY TRANSACTIONS
Related parties and related party transactions impacting the consolidated financial statements not disclosed elsewhere in these consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company's Board of Directors, corporate officers, including the Company's Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the years ended April 30, 2014, 2015 and 2016 is summarized as follows:

	April 30, 2016	April 30, 2015	April 30, 2014

Share-based payments	$-	$-	$27,463
Short-term benefits(1)	69,050	50,751	207,723
	$69,050	$50,751	$235,186
(1)	include base salaries and directors' fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees
Other related party transactions and balances

King & Bay West Management Corp. ("King & Bay West"): King & Bay West is an entity owned by Mark Morabito, the President and Chief Executive Officer of the Company, and provides administrative, management, finance, legal, geological, regulatory, tax, business development and corporate communications services to the Company.

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2014, 2015 and 2016 include the following:

	April 30, 2016	April 30, 2015	April 30, 2014

King & Bay West	$243,393	$299,470	$303,832

Deposit as at April 30, 2015 and 2016 consists of a security deposit in the amount of $100,000 paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the "Management Services Agreement").  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Amounts due to related parties as at April 30, 2016 include the following:

•
King & Bay West - $254,123 (April 30, 2015 - $312,886).  The amount due to King & Bay West includes a term loan in the amount of $206,810 (April 30, 2015 - $206,810) which becomes due on September 16, 2016.

•	MJM Consulting Corp., an entity owned by Mark Morabito, the President and Chief Executive Officer of the Company - $1,121 (April 30, 2015 - $Nil).

The amounts due to related parties are non-interest bearing.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

10.  RELATED PARTY TRANSACTIONS (continued)
Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the "Debt Settlement Agreement").  As of the date of the Debt Settlement Agreement, Mark Morabito was not the President and Chief Executive Office of the Company.  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014 (Notes 9 and 12).

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the non-interest bearing two year term loan due to King & Bay West.  No additional payments were applied during the year ended April 30, 2016.

11.   AMALGAMATION AND CHANGE OF BUSINESS
Amalgamation Agreement

On April 12, 2016, the Company entered into a definitive agreement (the "Amalgamation Agreement") with Canada Jetlines Ltd. ("Jetlines") with respect to the amalgamation of Jetlines and a wholly owned subsidiary of Jet Metal (the "Transaction").  Jetlines is a start-up airline aiming to become Canada's first ultra-low cost carrier ("ULCC").

Prior to the closing of the Transaction, Jet Metal has agreed to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common shares and effect a continuance as a Federal corporation governed by the Canada Business Corporations Act. Pursuant to the Amalgamation Agreement one and one-half (1.5) common shares of Jet Metal will be issued in exchange for every one common share of Jetlines ("Jetlines Share") held, provided that holders of Jetlines Shares that are not Canadian shall receive variable voting common shares of Jet Metal and holders of Jetlines Shares that are Canadian shall receive common voting shares of Jet Metal.

Outstanding warrants of Jet Metal and Jetlines and the outstanding stock options of Jet Metal and Jetlines will automatically become exercisable for or shall be exchanged for common shares of Jet Metal, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options. After the Transaction is complete, all of the tangible and intangible assets of Jetlines will be owned by and held in the entity formed through the amalgamation of Jetlines and a wholly owned subsidiary of Jet Metal.

The Transaction remains subject to the following key conditions:

•
Jet Metal will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will consist of one common share of Jet Metal and one half of one share purchase warrant. Each whole share purchase warrant shall be exercisable into a common share of Jet Metal for 24 months. Subject to Exchange approval, Jet Metal may pay commissions or finder's fees in connection with the Concurrent Financing and may appoint a broker to assist with the Concurrent Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction; and

•
The Transaction will have received shareholder approval and the approval of the Exchange.  Subsequent to the year ended April 30, 2016, the shareholders of the Company approved the Transaction on July 27, 2016 (Note 17) and conditional approval from the Exchange was received.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

11.   AMALGAMATION AND CHANGE OF BUSINESS (continued)
Amalgamation Agreement (continued)

Prior to the closing of the Transaction, Jetlines may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

The Company filed an Information Circular dated June 17, 2016 on SEDAR which contains further details of the Transaction.

Loan Receivable

On February 24, 2016, the Company entered into a loan agreement with Jetlines (the "Loan Agreement") to lend the principal amount of up to $150,000 (the "Loan").  The Loan Agreement provides for advances in tranches based on agreed upon budgeted expenditures of Jetlines (the "Budget").  The Loan is secured by a general security agreement.  The proceeds of the Loan are to be used solely to fund the expenditures of Jetlines set forth in the Budget.

The Loan bears interest on the principal amount outstanding at the rate of ten percent (10%) per annum from the date of advance of the Loan until the principal amount of the Loan is repaid in full, and shall be payable in cash on the earlier to occur of (a) the closing of the Transaction, and (b) the date that is 60 days following the termination of the Amalgamation Agreement in accordance with its terms (except where the termination of the definitive agreement is based on a default by the Company, in which case the amounts advanced to Jetlines under the Loan shall no longer be due and payable by Jetlines to the Company).

All amounts owed by Jetlines to the Company which are not paid when due shall bear interest from the date on which such amount is due until such amount is paid in full, payable on demand and compounded monthly at the interest rate of ten percent (10%).

During the year ended April 30, 2016, the Company advanced Jetlines $116,400 (April 30, 2015 - $Nil) and accrued interest in the amount of $1,113 (April 30, 2015 - $Nil).

As of April 30, 2016, the balance of loan receivable consists of the principal amount of $116,400 (April 30, 2015 -$Nil) and accrued interest receivable in the amount of $1,113 (April 30, 2015 - $Nil) due from Jetlines.

Subsequent to the year ended April 30, 2016, the Company and Jetlines amended the Loan Agreement to increase the principal amount to up to $200,000 (Note 17).

12.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS
There were no significant non-cash transactions affecting cash flows from investing or financing activities during the year ended April 30, 2016.

The Company had the following significant non-cash transactions affecting cash flows from investing or financing during the year ended April 30, 2015:

•	On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875 (Notes 9 and 10).
•	On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West totaling $154,187 (Notes 9 and 10).
•	On September 16, 2014, the Company realized a gain on forgiveness and settlement of related party debt in the amount of $184,141 pursuant to the Debt Settlement Agreement (Note 10).
There were no significant non-cash transactions affecting cash flows from investing or financing activities during the year ended April 30, 2014.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

13.   INCOME TAXES
The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	April 30, 2016	April 30, 2015	April 30, 2014

Loss for the year	$(3,118,609)	$(357,729)	$(3,967,283)

Expected income tax recoverable at statutory rate	(811,000)	(93,000)	(1,002,000)
Permanent differences	17,000	(47,000)	(8,000)
Share issuance costs	-	(9,000)	-
Impact of different subsidiary tax rates and other	16,000	49,000	(614,000)
Change in unrecognized deductible temporary differences	1,034,000	125,000	1,565,000
Losses expired	222,000	19,000	-
Adjustment to prior years provision versus statutory tax rates	(478,000)	(44,000)	59,000
Total income tax recovery	$-	$-	$-

The significant components of the Company's unrecognized temporary differences and tax losses are as follows:

	April 30, 2016	Expiry Date Range	April 30, 2015

Temporary Differences

Exploration and evaluation assets	$47,008,000	No expiry date	$44,447,000
Investment tax credit	1,152,000	2028	1,151,000
Equipment	360,000	No expiry date	579,000
Canadian eligible capital (CEC)	1,000	No expiry date	1,000
Share issue costs	30,000	2029 - 2039	137,000
Future reclamation provision	21,000	No expiry date	21,000
Marketable securities	97,000	No expiry date	97,000
Allowable capital losses	1,837,000	No expiry date	1,703,000
Non-capital losses available for future period – Canada	22,190,000	2017 - 2036	22,444,000
Non-capital losses available for future period – United States	3,447,000	2027 - 2036	2,035,000

Tax attributes are subject to review and potential adjustment by tax authorities.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

 14.   SEGMENTED INFORMATION
As of April 30, 2015 and 2016, the Company operated in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	April 30, 2016	April 30, 2015

Exploration and evaluation assets

Canada	$-	$2,509,791

Property and equipment

United States	$-	$2,002
Canada	-	73,586
	$-	$75,588

Reclamation bonds

United States	$10,416	$31,267

15.   CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to advance exploration and evaluation assets or pursue other strategic investments, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire assets or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company's approach to capital management during the year ended April 30, 2016.

16.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company's loan receivable, other receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company's cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company's available-for-sale investment is measured at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company's other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

16.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, loan receivable and other receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company's other receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest receivable due from a major financial institution.  Loan receivable is due from Jetlines in connection with the Transaction and is secured by a general security agreement (Note 11).  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 15.  As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.  The principal balance of the loan receivable bears interest at a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

The Company's expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2016, the Company has accounts payable denominated in US dollars of US$57,156, cash of US$18,361 and reclamation bonds of US$8,300.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,800.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

17.  SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the year ended April 30, 2016:

•	On May 13, 2016, the Company provided Jetlines with an additional advance in the amount of $33,600 in accordance with the Loan Agreement between the Company and Jetlines (Note 11).

•
On June 23, 2016, the Company amended the Loan Agreement to increase the principal amount to up to $200,000 to Jetlines (Note 11).  Subsequently on June 28, 2016, the Company provided Jetlines with an additional advance in the amount of $50,000, resulting in a total principal balance of the Loan, as amended, in the amount of $200,000.

•	On July 27, 2016, the shareholders of the Company approved the Transaction and related matters (Note 11).